December 28, 2011

BY EDGAR TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation

Form 10-K for fiscal year ended December 31, 2010

Filed February 22, 2011

Form 10-Q for Quarterly Period ended September 30, 2011

Filed November 9, 2011

File No. 000-23245

Dear Mr. Spirgel:

Reference is made to the letter dated December 23, 2011 (the “Comment Letter”) to Michael J. Graham, Executive Vice President and Chief Financial Officer of Career Education Corporation (the “Company”) setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarterly period ended September 30, 2011.

On behalf of the Company, we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference with Michael Henderson of the Commission on December 27, 2011. The Company will provide a response to the Comment Letter by January 25, 2012.

Mr. Larry Spirgel

Securities and Exchange Commission

December 28, 2011

Please contact me by telephone at (847) 585-2249 if you have any questions or concerns. Thank you for your time and consideration.

Very truly yours,

/s/ Gail B. Rago
Gail B. Rago
Senior Vice President & Associate General Counsel

cc:	Steven H. Lesnik

Michael J. Graham

Jeffrey D. Ayers

Colleen M. O’Sullivan

Lawrence D. Levin

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